

February 1, 2012

Via E-mail
Mr. Robert C. Arzbaecher
Chief Executive Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

   RE: Actuant Corporation
      Form 10-K for the Fiscal Year Ended August 31, 2011
      Filed October 28, 2011
      File No. 001-11288

Dear Mr. Arzbaecher:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 11 – Employee Benefit Plans, page 46

1. We note on page 47 that the discount rate used to determine your net periodic benefit cost decreased from 5.60% in 2010 to 4.60% in 2011. Please tell us and provide a discussion in future filings of the contributing factors underlying material changes in your assumptions.

Note 12 – Income Taxes, page 50

2. On page 52 you disclose earnings before income taxes related to non-United States operations. In future filings please disclose the domestic pre-tax income amounts for each period presented. Refer to Rule 4-08(h) of Regulation S-X for guidance. Furthermore, it appears that domestic pre-tax income was either flat or generated a much smaller increase

in 2011 relative to foreign. In future filings please include in MD&A a discussion of the contributing factors impacting domestic and foreign pre-tax income. Please show us a draft disclosure explaining the apparent, material disparity between the 2011 pre-tax earnings growth rates for domestic vs. foreign operations. Such disclosure should quantify the material factors which explain this disparity. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief